UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010

WOWJOINT HOLDINGS LIMITED
(Exact Name of Registrant as Specified in Charter)

Cayman Islands	000-53233	98-0562157
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1108 A Block TIANCHENG MANSION, #2 XINFENG Rd. DESHEMENGWAI St, XICHENG Dist. Beijing	100088
(Address of Principal Executive Offices)	(Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

IMPORTANT NOTICE

This report of foreign private issuer, including the exhibits contained herein, includes “forward-looking statements” that involve substantial risks and uncertainties. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this report include matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this report. Actual results may differ materially from those contained in the forward-looking statements in this report and documents submitted to the SEC. The Company undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances offering after the date of this report.

Other Events

On March 24, 2010, China Fundamental Acquisition Corporation (“China Fundamental”) issued a press release announcing that it has been awarded a contract with PCL/Archer Western, A Joint Venture. (“PCL/AWJV”) to provide equipment to assist PCL/AWJV in its construction of the I-4/Lee Roy Selmon Crosstown Expressway Connector Interchange in Tampa, Florida

A copy of the press release is attached as Exhibit 99.1 hereto.

Exhibits

Exhibit No	Description
99.1	Press Release dated March 24, 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WOWJOINT HOLDINGS LIMITED

	By:	/s/ Anthony Hung
Name: Anthony Hung
Date: March 24, 2010		Title: Chief Financial Officer

Wowjoint Holdings Limited Awarded First US Based Contract
Valued at $1 Million

For Immediate Release

BEIJING, CHINA – March 24, 2010 – Wowjoint Holdings Limited (“Wowjoint”) (OTC Bulletin Board: CFQCF, CFQWF, CFQUF), f/k/a China Fundamental Acquisition Corporation, today announced that its operating subsidiary Beijing Wowjoint Machinery Co., Ltd. has been awarded a contract with PCL/Archer Western, A Joint Venture (“PCL/AWJV”), to provide customized heavy duty equipment which will be utilized in construction of the Intersate-4/Lee Roy Selmon Crosstown Expressway Connector Interchange  in Tampa, Florida. Wowjoint was successful in winning the contract, valued at $1 million, among a host of competitors.

Wowjoint will provide PCL/AWJV with two of its customized Mobilifters, which will be produced to specifically address the needs of the I-4/Connector project, including lifting and placing various bridge segments.

The project, which commenced in March 2010, consists of 23 new bridges and the rehabilitation of existing bridges between Interstate-4 and Lee Roy Selmon Crosstown Expressway, and is expected to be completed in March 2013.

“We are extremely pleased to have won our first US-based project,” stated Mr. Yabin Liu, Chief Executive Officer of Wowjoint. “Working with PCL/AWJV is a great opportunity for Wowjoint, and we believe our equipment will be a cost-effective solution for allowing them to complete this project. We are hopeful that the relationship with PCL/AWJV will lead to future opportunities that will be mutually beneficial to both parties.

 “This first contract resulted from our successful marketing efforts and confirms our expansion plans for the US market,” continued Mr. Liu. “We have established a presence to pursue multiple opportunities that exist in numerous cities which have plans for bridge repairs, new bridge projects, marine developments and high speed railways.”

About Wowjoint Holdings Limited:
Wowjoint is a leading provider of customized heavy duty lifting and carrying machinery used in such large scale infrastructure projects as railway, highway and bridge constructions. Wowjoint's main products lines include launching gantries, tyre trolleys, special carriers and marine hoists. The company's innovative design capabilities have resulted in patent grants and proprietary products. Wowjoint is well positioned to benefit directly from China's rapid infrastructure development by leveraging its extensive operational experience and long-term relationships with established blue chip customers.  Information on Wowjoint's products and other relevant information are available on its website at http://www.wowjoint.com ..

About PCL/Archer Western, A Joint Venture (Tampa):
PCL/Archer Western, A Joint Venture was created for construction of the I-4/Connector project.  The two companies that form the joint venture are PCL Civil Constructors, Inc. and Archer Western Contractors, Ltd.

About PCL Civil Constructors, Inc. (Tampa):
The PCL family of companies is a group of independent construction companies which carry out diverse operations in the civil infrastructure, heavy industrial, and buildings markets. Together, these companies have an annual construction volume of more than $6 billion, making them the seventh largest contracting organization in the United States. Offices are strategically located in 27 major North American centers to support work across the continental United States, Alaska, the Hawaiian Islands, the Caribbean and Canada.. For more information visit PCL's web site at www.pcl.com

About Archer Western Contractors, Ltd. (Tampa):
Archer Western Contractors, Ltd is a general contracting, construction management and Design-Build firm. Archer Western is a wholly owned subsidiary of The Walsh Group, a firm currently ranked among the nation’s Top 20 Contractors according to Engineering News-Record. The company performs work in various building, civil and transportation sectors across the United States. The Walsh Group has invested over $500 million in equipment and regularly employs over 6,000 professionals.  For more information visit The Walsh Group’s web site at www.walshgroup.com

About China Fundamental Acquisition Corporation:
China Fundamental Acquisition Corporation was a special purpose acquisition company which was formed for the purpose of acquiring, through a merger, share exchange, asset acquisition, reorganization or other similar business combination, or contractual arrangements, an operating business, or control of such operating business, that has its principal operations located in the People's Republic of China, including Hong Kong and Macau. China Fundamental completed its initial public offering on May 21, 2008.

Forward Looking Statements
This press release includes "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this press release include matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this press release. China Fundamental, Wowjoint and PCL/AWJV undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this communication. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. All forward-looking statements are qualified in their entirety by this cautionary statement.

All subsequent written and oral forward-looking statements concerning China Fundamental, Wowjoint and PCL/AWJV or other matters and attributable to China Fundamental, Wowjoint and PCL/AWJV or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. China Fundamental, Wowjoint and PCL/AWJV do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this news release.

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For additional information contact:

Wowjoint Holdings Limited
Amy Kong, Senior Vice President of Capital Markets
Tel:   1-347-416-2705
Email: ak@email.wowjoint.com

OR

HC International, Inc.
Scott Powell, Vice President
Tel: +1-917-721-9480
Email: spowell@hcinternational.net